[GRAPHIC OMITTED] Acergy

                 Acergy S.A. awarded a three-year DSV contract

London, England - December 18, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a three-year contract, plus four 1 year options for the provision of Dive Support Vessel services to the DSVi Collective of companies, comprising Chevron North Sea Ltd., Hess Ltd., Nexen Petroleum U.K. Limited, Talisman Energy (UK) Limited and Dana Petroleum (E&P) Ltd.

The scope of the contract covers the non-exclusive provision of routine and non-routine diver and ROV inspection, maintenance, repair and construction projects for work offshore in the North Sea.

Onshore engineering commences immediately, with offshore operations commencing in 2010.

Bruno Chabas, Acergy's Chief Operating Officer, said: "We are pleased to have been awarded this significant contract which builds upon Acergy's existing successful track record of providing inspection, repair and maintenance work in a safe, reliable and cost effective way. This award demonstrates the depth of our engineering capabilities and the quality of our people, both onshore and offshore."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement of the awarded contract, the potential options and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.